Exhibit (a)(1)

Carbonite’s Board of Directors Unanimously Rejects Unsolicited Tender Offer from j2 Global

Recommends Stockholders NOT Tender Shares into j2 Offer

Board Authorizes Exploration of Strategic Alternatives

BOSTON, January 9, 2015 – Carbonite, Inc. (Nasdaq:CARB), a leading provider of cloud and hybrid backup and recovery solutions for businesses, today announced that its Board of Directors has unanimously rejected the unsolicited tender offer from j2 Global, Inc. (“j2”) to acquire all of the outstanding shares of Carbonite for $15.00 per share in cash (the “Offer”).

The Board, in consultation with its legal and financial advisors, determined that j2’s unsolicited tender offer substantially undervalues the Company and is not in the best interests of Carbonite stockholders. Accordingly, the Carbonite Board strongly recommends that Carbonite stockholders not tender any of their shares into the j2 offer. The Company filed today a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) detailing the Board’s rejection of the Offer.

The Carbonite Board also announced today that it has authorized the exploration of strategic alternatives, including a potential sale of the Company and/or potential material acquisitions, in order to maximize stockholder value. The Board has not made a determination to enter into any transaction at this time or in the future, and there can be no assurances that any such transaction can or will be completed. The Company does not intend to provide updates unless and until the Board approves a specific transaction or otherwise determines that disclosure is appropriate or necessary.

Mohamad Ali, Carbonite’s President and Chief Executive Officer said, “It is the Board’s unanimous belief that j2’s unsolicited and opportunistic offer substantially undervalues Carbonite and is not in the best interests of Carbonite stockholders. Moreover, the Board believes that the execution of the Company’s strategic plan will deliver far greater value to stockholders.”

Mr. Ali continued, “The Board is committed to maximizing value for all stockholders, and therefore has decided to explore all strategic alternatives for the Company. Throughout this process, we will remain as focused as ever on continuing to meet the needs of customers and partners, and providing the leading cloud and hybrid backup and archiving solutions they expect from us.”

Reasons for the Recommendation

In making its determination, the Carbonite Board considered a number of factors, including, among others, the following:

•	The Offer fails to deliver a compelling valuation.
o	The Board believes that the Offer substantially undervalues the Company based upon various factors considered, including presentations by its financial advisor. Furthermore, the Offer represents a premium of only 27.6% compared to the unaffected market price as of December 2, 2014, which is substantially below the mean and median premia paid in U.S. technology transactions from 2011 through 2014.

•	The Board firmly believes that the ideas of the Company’s new President and Chief Executive Officer and the execution of the Company’s strategic plan will deliver far greater value for the Company’s stockholders than that reflected in the Offer.
o	The new President and Chief Executive Officer has strategies with respect to improved operating and margin performance, scalability of the business and other areas of operational and strategic focus, including expanding the market for the Company’s products through broader distribution capabilities, as well as enhanced features and functionality in the product portfolio.

•	The Board has authorized the exploration of all strategic alternatives.
o	The Board is willing to explore all potential strategic alternatives, including a potential sale of the Company (to j2 or otherwise) and/or potential material acquisitions, in order to maximize stockholder value. The Company has been approached by parties, expressing interest in exploring transactions that could include a potential sale of the Company and/or potential material acquisitions. The Board has authorized Company management to explore these potential transactions as well as to engage in discussions with other parties that could lead to other potential transactions. The Board has not made a determination to enter into any transaction at this time or in the future, and there can be no assurances that any such transaction can or will be completed. The Company does not intend to provide updates unless and until the Board approves a specific transaction or otherwise determines that disclosure is appropriate or necessary.

•	The Offer is opportunistically timed.
o	The Board believes that the Offer represents an opportunistic attempt by j2 to purchase the Shares at a low share price and, as a result, deprive any Company stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the Company.
o	The Company has demonstrated consistent non-GAAP net income improvement since 2010, with ($25M) for the year ended December 31, 2010, ($21M) for the year ended December 31, 2011, ($12M) for the year ended December 31, 2012, ($3M) for the year ended December 31, 2013, ($5M) for the nine months ended September 30, 2013 and $1M for the nine months ended September 30, 2014, propelled by the SMB pivot the Company started in 2013. Non-GAAP net income (loss) is a financial measure that has not been calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The most directly comparable GAAP financial measure is net income (loss). See the Schedule 14D-9 for a reconciliation of non-GAAP net income (loss) to GAAP net income (loss). The Company believes j2 recognizes that the Company has moved into a new era of profit growth in 2014 and is moving to capture the value expected in this profit trajectory by acquiring the Company at the Offer price, before the Company’s stockholders are able to realize additional value.

•	The conditions to the Offer create significant uncertainty and risk.

The full text of Carbonite’s Schedule 14D-9 filing is available on the SEC’s website at www.sec.gov and on the Company’s website at www.carbonite.com.

Stockholder Rights Plan

Carbonite also announced today that its Board has adopted a stockholder rights plan (the “Plan”) in response to the unsolicited tender offer launched by j2. The Plan is intended to provide the Board with sufficient time to consider any and all strategic alternatives, including a potential sale of the Company (to j2 or otherwise) and/or potential material acquisitions, and does not prevent the Board from considering or accepting the Offer, if the Board believes such action is fair, advisable and in the best interests of its stockholders.

Under the Plan, the Board authorized and declared a dividend of one preferred share purchase right (a “Right”) for each share of Carbonite common stock. If any party acquires 10% (or 20% in the case of a passive investor) or more of the outstanding shares without first obtaining Board approval, the Rights held by the Company’s stockholders other than the acquiror would become exercisable for shares or common stock of the acquiror at a discounted price. If, as of the time of this press release, a stockholder’s beneficial ownership is at or above 10% (or 20% in the case of a passive investor), that stockholder’s existing ownership percentage is grandfathered, but, with certain exceptions, the rights would become exercisable if at any time after the time of this release, the stockholder increases its ownership percentage by 0.001% or more. The Plan will expire on January 7, 2016.

This description of the Plan and the Rights is qualified in its entirety by the Plan, which has been filed with the SEC.

Deutsche Bank Securities Inc. is acting as financial advisor to Carbonite and Sidley Austin LLP is acting as legal advisor.

About Carbonite

Carbonite (Nasdaq:CARB) is a leading provider of cloud and hybrid backup and recovery solutions for businesses. Carbonite offers a comprehensive suite of affordable services for data protection, recovery and anywhere, anytime access. More than 1.5 million customers, including 50,000 small businesses, trust Carbonite’s secure, easy-to-use cloud backup solutions and award-winning U.S.-based customer support. For more information, please visit Carbonite.com, connect with us on Twitter @carbonite or visit our Facebook page.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and are based on expectations, beliefs and assumptions of management as of such date. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Carbonite’s control. Carbonite expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information concerning these and other risks can be found in press releases issued by Carbonite, as well as Carbonite’s public filings with the U.S. Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Carbonite’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. Copies of Carbonite’s press releases and additional information about Carbonite are available at www.carbonite.com.

Important Additional Information

Carbonite’s stockholders are strongly advised to carefully read Carbonite’s solicitation/recommendation statement regarding the tender offer referred to in this press release because it contains important information. Free copies of the solicitation/recommendation statement are available at the SEC’s website at www.sec.gov, or at Carbonite’s website at www.carbonite.com or by writing to Carbonite at Two Avenue de Lafayette Boston, MA 02111, Attention: Corporate Secretary.

CONTACT:

Investor Relations Contact:

Emily Walt

617-927-1972

investor.relations@carbonite.com

Media Contact:

Megan Wittenberger

617-421-5687

mwittenberger@carbonite.com